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Exhibit 2

Management's Discussion and Analysis
(All figures are in United States dollars unless otherwise indicated)

        The following is management's discussion and analysis ("MD&A") of the results of operations for Aber Diamond Corporation ("Aber", or the "Company") for the fiscal year ended January 31, 2004, and its financial position as at January 31, 2004. This MD&A is based on the Company's consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and should be read in conjunction with the consolidated financial statements and notes thereto. Note 17 of the financial statements includes a reconciliation of Canadian GAAP net income to net income determined under generally accepted accounting principles in the United States ("US GAAP"). Unless otherwise specified, all financial information is presented in United States dollars. All references to "year" refer to the fiscal year of Aber ended January 31, 2004.

        This section contains certain forward-looking statements and should be read in conjunction with the "Safe Harbour Statement on Forward-Looking Information" on page 49 of this Annual Report. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A.

        Certain comparative figures have been reclassified to conform to the current year's presentation.

A Year of Transformation

        Transforming a rough stone into a diamond is a remarkable process. This year, Aber underwent an equally remarkable transformation and has emerged as a significant participant in the diamond industry. With its established source of operating income and a strengthened balance sheet, Aber continues to increase shareholder value by strategic investments in premier assets at both ends of the diamond pipeline.

Highlights

Aber's net earnings for the year ended January 31, 2004, totalled $27.7 million or $0.50 per share.

Diamond sales for the year totalled $114.8 million, which included sales of $19.2 million realized prior to the commencement of commercial production at the Diavik Mine.

The commencement of commercial production at the Diavik Mine was achieved ahead of feasibility study estimates and production ramp-up at the Diavik Mine proceeded ahead of plan.

In February 2004, the Company completed its offering of 1,500,000 common shares generating gross net proceeds to the Company of CDN $71.6 million (US $53.6 million).

In March 2004, the Company successfully completed the refinancing of its Project Loan Facility to a combined secured term and revolving credit facility. In addition to improved economic terms, the amended credit facilities provide the Company with significantly greater financial flexibility to pursue strategic corporate initiatives including the payment of dividends.

On April 2, 2004 the Company announced that it had acquired a 51% interest in Harry Winston Inc., one of the world's leading luxury jewelry and watch retailers. The Company has an option to purchase the remaining 49% interest on the sixth anniversary of the closing.

Summary Discussion

        Aber is a diamond marketing company supplying a Canadian product to a global diamond market.

        The Company's most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Diavik Diamond Mines Inc. ("DDMI") is the operator of the Diavik Diamond Mine (the "Diavik Mine"), known as the "Diavik Project" prior to commencement of commercial production. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc ("Rio Tinto") of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

Commencement of Commercial Production

        On August 1, 2003, Aber commenced commercial production from the Diavik Mine based on the achievement of a commercial level of production and sales, substantial physical project completion, a sustained level of mining and diamond processing activity, and the establishment of sales channels. During the year, production came partially from sub-ore grade kimberlite and operational ramp-up continued. Although a level of commercial production was achieved during the year, the fourth quarter's operating and financial results continue to reflect ramp-up activity at the Diavik Mine. Accordingly, the results of the third and fourth quarters should not be considered a model for future results. Under the current Diavik Mine plan, full production is scheduled to be achieved by mid-2005. An updated Diavik Mine plan is expected by the end of 2004.

        The commencement of commercial production at the Diavik Mine resulted in the following changes to the Company's financial statement effective from August 1, 2003:

  •
  Diamond sales revenues, related costs of sales and expenses are included in the Company's operating results.

  •
  Certain balance sheet amounts relating to producing assets have been reclassified from deferred mineral property costs to the appropriate balance sheet categories: inventory and capital assets.

  •
  Amortization of deferred mineral property costs, capital assets, and deferred charges are included in the Company's earnings.

  •
  The Company changed its functional and reporting currency from the Canadian dollar to the US dollar, resulting in the recognition of a cumulative translation adjustment on the Company's balance sheet.

Change in Functional and Reporting Currency

        Effective August 1, 2003, the US dollar became the functional and reporting currency of the Company. Accordingly, Aber's financial reporting is presented in US dollars, with conversion of previously published figures to US dollars. The ongoing impact of this change is that Canadian dollar exposure in self-sustaining subsidiary financial positions is recorded as a cumulative translation adjustment, a component of equity. Previously, gains and losses on US dollar exposure would have been included in the statement of earnings. Currently, Aber's currency exposure is substantially to the Canadian dollar.

Market Commentary

        March 2004 marked the anniversary of Aber's first year of rough diamond sales. Throughout this time, the Toronto sorting facility has supported Aber's sales efforts by supplying consistent and accurate assortments to two main marketing channels. Aber's off-take agreement with Tiffany & Co. was implemented successfully during the year, and sales under this arrangement are growing in step with the production ramp-up towards the expected $50.0 million per annum level. Direct sales to the rough diamond market through the Company's Antwerp subsidiary Aber International N.V. have also been well received.

        Aber International N.V. has developed a base of approximately 30 clients. Aber's client base comes from all the world's major cutting centres and as the Company's chosen customers they all share Aber's vision of a dynamic and growing market for diamonds. Their skills not only include excellence in the craft of cutting and polishing diamonds but also a proven expertise in marketing and distributing polished diamonds.

        The majority of Aber's clients are based in India and Israel and are diamond manufacturers rather than dealers. Many have significant jewelry manufacturing interests. Throughout the year, Aber's clients have been attracted to the high (white) colour range that has become the market signature of the Diavik Mine production. These high colour diamonds are not only suited to the traditional taste of the US diamond jewelry market, the world's largest, but are also attractive to the domestic Indian jewelry market which continued to grow at rapid pace during 2003.

The Rough Diamond Market

        Sales of Diavik Mine production entered the rough diamond market in 2003 which was very much influenced by the Supplier of Choice ("SOC") strategy of De Beers' Diamond Trading Company ("DTC"). This strategy aims to stimulate demand through increased marketing by companies in the downstream portions of the diamond industry. To accomplish this end, De Beers have channeled rough diamonds towards a smaller list of clients with demonstrated market making abilities. At the end of the year, the DTC client list was reduced from 105 clients to 84. By the same time, De Beers had completed their process, begun in 2000, of selling down their rough diamond stockpile to working inventory levels. With BHP-Billiton and Rio Tinto continuing their strategy of selling the bulk of their production to a restricted client base there has been a reduction in the availability of rough diamonds in the market. Therefore, rough diamond demand in 2003 remained resilient despite a polished market that languished due to economic uncertainties and ongoing military conflicts. This attractive rough diamond demand climate, as well as the technical characteristics of the Diavik Mine production, has allowed both Aber and partner Rio Tinto to assume unlimited market demand in sales projections for Diavik Mine product, under a range of reasonable production scenarios.

The Polished Market

        The polished market in 2003 saw growth in volume and, ultimately, a corresponding growth in pricing. During 2001/ 2002, the additional rough diamond produced by De Beers' destocking process was taken up into an expanded manufacturing base on lengthening credit terms. By 2003, the resulting polished had found its way through the diamond pipeline. Accordingly, by early 2004 the now expanded market was experiencing a shortfall in polished supply, with resultant increased prices, especially in the larger whiter goods.

        This supply shortfall came at the same time as renewed economic growth in the key polished diamond markets, such as the US, and at a time when De Beers' demand-side oriented SOC strategy began to have impact. These factors resulted in a 7% growth in global retail sales of diamond jewelry, helped in a significant way by a 22% spurt in India. US sales figures showed a healthy 6.5% growth. The SOC strategy has led the market to become increasingly focused on strong product ideas and effective marketing.

        The calendar year 2003 also saw the emergence of the domestic Indian and Chinese retail markets as special growth opportunities for the future. The developing culture in China for diamond wedding bands establishes great optimism for the future growth of women's diamond jewelry in this expanding market.

        Throughout the world, greater investment by the trade in marketing and branding is driving demand for diamond jewelry and helping diamonds to gain a larger share of the luxury goods sector. This is a development recognized and fostered by De Beers as they enter the downstream retail sector themselves through the De Beers L.V. venture with partner LVMH Moet Hennessy Louis Vuitton. It is a development also recognized by Aber, and is a key rationale for Aber's entry into the retail sector through the staged acquisition of Harry Winston.

Supply and Demand

        While the De Beers influence was evident in the strategic evolution of the market throughout the past year, its share of the rough diamond market continued its long-term decline in 2003. The De Beers share of world rough diamond sales is now estimated by market analysts at close to 60%, compared to a high of 85% in the mid-eighties. The most recent decline has been due predominantly to the entry of Canadian production which by the end of 2003 was already the third largest in the world, behind only Botswana and Russia. In 2003, Canada's diamond production was estimated at 9% of world supply. In 2004, Canada's contribution to world supply will grow further still, with the Diavik Mine alone (on a 100% basis) contributing an estimated 7% of world supply. Conservative supply and demand scenarios, accounting for the new Canadian mines under development as well as the uncertainty in Angolan and Russian output, suggest a supply deficit in the short to medium term. No large scale new diamond operations on the scale of the Diavik Mine are anticipated during this period. At the same time, the market for diamond jewelry is expected to continue its growth rate in excess of GDP as consumer demographic trends and the new marketing initiatives within the industry take hold. It is anticipated that over the medium to long term this supply deficit will produce an upward pressure on diamond prices, although short-term cyclicality in pricing for individual diamond items will be expected.

The Canadian Diamond Industry

        The Canadian diamond industry continues to develop on each of the production, cutting and polishing, jewelry manufacturing and retail levels. In 2003, the Government of the Northwest Territories and the Government of Quebec co-sponsored an interprovincial series of consultations aimed at establishing a National Diamond Strategy. This process is designed to address the potential for a viable secondary industry of cutting and polishing factories in producer regions. Aber, along with the other Canadian producers and many professional industry organizations, considers the potential for a diamond manufacturing industry in Canada to be limited owing to the competition provided by low-cost, high-skill manufacturing centres such as India and China. In parallel with the interprovincial study, the federal government departments Natural Resources Canada (NRC) and Indian and Northern Affairs Canada (INAC) are co-sponsoring a fact based study, the National Diamond Study, to review opportunities for value added within the diamond industry in Canada. The results of both studies are expected in late 2004.

        Attempts continue to create the market for polished diamond brands based on Canadian origin. Many such brands are now distributed and sold in jewelry stores in Canada and overseas. Anecdotal evidence suggests a price premium exists for such brands within the domestic Canadian market, and the Canadian brand does appear to have potential to become a successful niche product in targeted markets such as Japan. It is less clear, however, that a true value premium exists within the all important US market for Canadian diamonds. It is further unclear that sufficient benefit exists on the polished brand to provide an improved margin on the sale of Canadian rough diamonds. Aber remains open to supporting such branding programs through targeted supply of rough diamonds to clients pursuing Canadian marketing initiatives, and Aber supports the efforts of the Canadian Diamond Code of Conduct to establish and maintain an authenticated system of warranties for diamond origin. Aber does not at this time, however, intend to pursue a direct branding strategy itself based on the Aber name or the Canadian origin of Diavik Mine production.

Consolidated Results of Operations

        The following is a summary of unaudited quarterly financial information for the three years ended January 31, 2004:

	UNAUDITED								AUDITED
	2004 Q1	2004 Q2	2004 Q3	2004 Q4	2003 Q1	2003 Q2	2003 Q3	2003 Q4	2004 Total	2003 Total	2002 Total
	(expressed in thousands of United States dollars, except per share amounts)
Sales	$—	$—	$53,958	$41,638	$—	$—	$—	$—	$95,596	$—	$—
Cost of sales	—	—	20,276	26,128	—	—	—	—	46,404	—	—

	—	—	33,682	15,510	—	—	—	—	49,192	—	—
Selling, general and administrative expenses	2,286	2,870	4,795	3,704	1,662	1,869	2,207	2,507	13,655	8,245	5,079

Earnings (loss) from operations	(2,286)	(2,870)	28,887	11,806	(1,662)	(1,869)	(2,207)	(2,507)	35,537	(8,245)	(5,079)

Interest and financing expenses	(146)	(157)	(5,180)	(7,127)	—	—	—	—	(12,610)	—	—
Other income	227	247	184	183	213	283	292	268	841	1,056	4,653
Gain on sale of other assets	338	327	222	98	—	—	—	—	985	—	94,866
Foreign exchange gain (loss)	9,367	3,572	682	(338)	249	(1,525)	1,278	3,175	13,283	3,177	(137)

Earnings (loss) before income taxes	7,500	1,119	24,795	4,622	(1,200)	(3,111)	(637)	936	38,036	(4,012)	94,303
Income taxes (recovery)	2,337	(4,714)	11,247	1,460	(287)	517	(4)	(381)	10,329	(155)	42,257

Earnings (loss)	$5,163	$5,833	$13,548	$3,163	$(913)	$(3,628)	$(633)	$1,317	$27,707	$(3,857)	$52,046

Basic earnings (loss) per share	$0.09	$0.11	$0.25	$0.06	$(0.02)	$(0.06)	$(0.01)	$0.03	$0.50	$(0.07)	$0.96
Diluted earnings (loss) per share	$0.09	$0.10	$0.24	$0.06	$(0.02)	$(0.06)	$(0.01)	$0.03	$0.49	$(0.07)	$0.94
Total assets	$577,855	$575,274	$611,390	$632,768	$398,372	$422,914	$454,651	$516,898	$632,768	$516,898	$317,643
Total long-term liabilities	$284,648	$275,932	$290,414	$229,827	$123,122	$159,829	$194,336	$249,206	$229,827	$249,206	$50,991

NOTE: Totals may not add up due to rounding.

Net Earnings

YEAR ENDED JANUARY 31, 2004

        Aber's net earnings for the year ended January 31, 2004, totalled $27.7 million or $0.50 per share ($0.49 per share on a diluted basis), compared to a net loss of $3.9 million or $0.07 per share ($0.07 per share on a diluted basis) in the prior year. Aber's move to profitability is primarily a result of the realization of profits from two quarters of diamond sales subsequent to the commencement of commercial production in the third quarter. In the prior year, the Company's focus was on development of the Diavik Mine, with its primary source of income being interest income on cash holdings.

        Prior to August 1, 2003, interest and financing expenses were credited against deferred mineral property costs.

        Earnings for the year include $13.3 million of unrealized foreign exchange gains; a gain of $0.1 million since the change in functional and reporting currency to US dollars; and a gain of $13.2 million in the first two quarters of the year, prior to the change. Prior to August 1, 2003, foreign exchange gains were recorded substantially due to the revaluation of Aber's US dollar net debt position to the quarter end exchange rates. The current year's foreign exchange gain compares to a foreign exchange gain of $3.2 million in the prior year, recorded on Aber's net US dollar exposure at that time.

THREE MONTHS ENDED JANUARY 31, 2004

        Aber's net earnings for the quarter ended January 31, 2004 totalled $3.2 million or $0.06 per share, compared to net earnings of $1.3 million or $0.03 per share in the fourth quarter of the preceding year which was prior to the commencement of commercial production at the Diavik Mine. The fourth quarter results reflect the continued ramp-up of commercial diamond activity at the Diavik Mine, which commenced at the beginning of the third quarter.

        The fourth quarter earnings represent a decrease of $10.4 million or $0.19 per share from the third quarter results of $13.5 million or $0.25 per share. This sequential quarterly decrease is a result of several factors, detailed as follows:

  •
  During the months of November and December 2003, low grade stockpiles of mixed lake bottom sediment and low grade kimberlitic mud, stripped from the tops of both the A-154 South and North pipes, were processed through the mill in order to clear the stockpile lay-down area to receive A-154 North ore during 2004. Although this work had to be accomplished ahead of the extreme cold months, it delivered only minor amounts of diamonds thus impacting the Company's fourth quarter sales.

  •
  The stripping of the A-154 North pit in the fourth quarter led to increased mining costs in the fourth quarter as compared to the third quarter. The impact of this stripping is expected to continue through the first quarter of the fiscal year beginning February 1, 2004.

  •
  Aber's rough diamond sales are based on a traditional five week cycle, usually comprising ten annual cycles. During the latest quarter, two open market sales events were conducted through the Company's rough diamond sales centre in Antwerp as compared to three sales events conducted in the preceding quarter. Aber expects that its quarterly results will continue to fluctuate depending in part upon the number of sales events conducted during the quarter.

        Accelerated amortization of deferred financing costs relating to the previous Project Loan Facility reduced fourth quarter earnings by $2.2 million. The amortization was accelerated to reflect the partial repayment of the Project Loan Facility subsequent to year end, with continued deferral of the remaining deferred costs associated with the refinanced facilities.

Results of Operations

        During Aber's fourth quarter, the Diavik Mine commercial production continued to be ramped up. In the twelve month period since diamonds were first produced from the Diavik Mine, Aber has received 1.5 million carats from the Diavik Mine, being its 40% share of total production.

        Although various commissioning and ramp-up issues have not yet allowed the Diavik Mine to demonstrate its full capacity over a complete reporting quarter, it has enjoyed a smooth transition from construction to production during the first year of the ramp-up period. Engineering performance, particularly related to the water retention dike that was the fundamental challenge of the Diavik Mine, has met or exceeded design and has been accomplished within budget and a full year ahead of the original feasibility study estimate. The Diavik Mine has also complied with the environmental and social standards required by its operating licence.

        As mining progresses into the core of the A-154 South orebody, preliminary reconciliation of grade to the feasibility study estimates has been achieved within the context of local variability on a bench-by-bench basis. Although tune-up modifications to the processing circuit continue, the diamond recovery against the feasibility study estimate is about 95% on a weight basis and more than 98% on a value basis. Differences in recovery compared to feasibility estimates are attributable to the non-recovery in the process plant of small diamonds which, while being numerous and significant with respect to overall weight recovery, are of low average value and hence have less impact on overall value recovery. Process improvement efforts continue to increase small diamond recovery. Average run of mine size distribution and quality profiles for the Diavik diamond production, and hence average price, have met or exceeded feasibility estimates, although there exists sizing and quality variability associated with geological variability within the orebody.

        As is to be expected in the ramp-up phase of a project in such an extreme climatic area, there has been, and will continue to be, seasonal variance in production as well as a quarterly sales variances. Aber's rough diamond sales are based on a traditional five week cycle usually comprising of ten annual sales sights. During the fourth quarter, two open market sales sights were conducted through the Company's rough diamond sales centre in Antwerp, Belgium compared to three sales sights conducted in the third quarter.

Mine Production

        Production information from the Diavik Mine, Aber's 40% share:

	THREE MONTHS ENDED DECEMBER 31, 2003	TWELVE MONTHS ENDED DECEMBER 31, 2003
Diamonds recovered (000 carats)	440	1,533
Operating costs, cash ($ millions)	14.8	48.0
Operating costs per carat, cash ($ millions)	34	31

Revenue

        Year to date diamond sales totalled $114.8 million, which includes sales of $19.2 million realized prior to the commencement of commercial production and credited against deferred mineral property costs during the first half of the year. Accordingly, revenues for the year totalled $95.6 million, of which $41.6 million was included in the fourth quarter.

        During the year, Aber sought to optimize the sales timing pattern and the supply chain, which extends from the Diavik Mine, through the Company's sorting operations, and to the sales organization of Aber. The optimized market sales scheduling resulted in the acceleration of certain product types into the third fiscal quarter, with a deferral of sales of other types to the fourth fiscal quarter. Although high value larger white diamonds form the core of the value of Diavik Mine production, on a volume basis white diamonds in smaller sizes and lower qualities predominate. Due to the Company's objective of continued optimization of rough diamond product within its supply chain, variations in sales revenues are expected to occur due to the tailored product assortments sold within each sales cycle, and also due to the number of open market sales sights held during each quarter. As Aber is continuing to develop its client base of specialist buyers with a medium to longer term strategic view, product sales assortments will be defined according to client preferences and timing. This strategic marketing effort is also expected to contribute to revenue variations in quarter to quarter comparisons. The Company anticipates that in its current fiscal year ending January 31, 2005 it will host two sales sights in the first, second and fourth quarter and three sales sights in the third quarter. Two of the sales sights originally planned for the first quarter of the current fiscal year were combined due to the lower quantity of product available to be sold resulting from the processing of low grade stockpiles.

        During the fourth quarter, the Company continued to make sales to Tiffany & Co. in accordance with the Tiffany & Co. sales agreement. Sales totalling $12.7 million were made to Tiffany & Co.

during the period between the commencement of commercial production at the Diavik Mine and January 31, 2004.

Cost of Sales

        The Company's cost of sales includes cash and non-cash costs associated with mining and sorting activities as well as private production royalties.

        The substantial portion of cost of sales is mining operating costs incurred at the Joint Venture level. Sorting costs include Aber's cost of handling and assorting product in preparation for sales. Non-cash costs include amortization and depreciation, the majority of which is recorded on a unit of production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

        Each of the components of cost of sales is recorded in inventory using the average cost method.

        The gross margin for the fourth quarter reflects the impact of the increased costs of mining the low grade, mud-rich geological layer above of the A-154 North pipe. The gross margin based on cash operating costs was 70% in the third quarter as compared to 58% in the fourth quarter, reflecting the processing of the low grade stockpiles in November and December 2003. On a year to date basis, a gross margin based on cash operating costs of 65% was realized on rough diamond sales, which is well in line with Aber's ramp-up progress. The lower diamond content of this material, mined and processed on a relatively fixed cost per tonne basis, means a higher cash cost per carat was experienced during the fourth quarter.

        The gross margin realized including cash and non-cash costs was 62% in the third quarter, 37% in the fourth quarter and 51% on a year to date basis.

Expenses

        From the beginning of the third quarter onwards, selling, general and administrative expenses include selling costs related to the commencement of diamond sales activity. These expenses totalled $3.7 million in the fourth quarter, compared to $4.8 million in the third quarter, being the first quarter of commercial activity. The decrease in the fourth quarter is substantially due to non-recurring remuneration costs recorded in the third quarter. On an annual basis, the increase in selling, general and administrative costs over the prior year from $8.2 million to $13.7 million is due to the inclusion of selling costs coincident with the commencement of commercial activity, as well as ongoing corporate business development activities. Expenses in the areas of remuneration, amortization of non-operating capital assets and other administration costs have increased commensurate with the Company's level of commercial activity. Compared to the fourth quarter of the preceding year, selling, general and administrative expenses increased by $1.3 million from $2.4 million for the reasons aforementioned.

        Selling, general and administrative expense also includes stock option grants expensed using the fair value method. Stock option expense of $0.6 million was recorded during the fourth quarter and $2.8 million in the year ended January 31, 2004, compared to the prior year's expense of $0.8 million and $2.5 million for the respective periods.

        Aber's interest and financing expenses during the quarter totalled $7.1 million. Included in this figure is interest of $2.2 million on the Project Loan Facility, amortization of $4.5 million of deferred financing costs relating to the Project Loan Facility which was refinanced subsequent to the end of the year, and interest on the mortgage on real property. Cash interest paid during the fourth quarter totalled $2.5 million, and totalled $9.7 million for the year. Aber did not record any interest expense prior to the commencement of commercial production at the Diavik Mine, as all interest costs were recorded as deferred mineral property costs.

Other Income

        Other income comprises interest income on cash resource balances, and gain on disposal of unutilized assets.

Foreign Exchange

        Aber's ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. During a period of weakening of the Canadian dollar in the fourth quarter, Aber recorded a foreign exchange loss of $0.6 million. This loss was substantially due to revaluation of its Canadian dollar monetary items. The fourth quarter loss compares to a foreign exchange gain of $3.2 million in the prior year's corresponding quarter.

        On a year to date basis, contributing to the Company's earnings is a $13.3 million exchange gain substantially recorded prior to the change in reporting currency from Canadian to United States dollars. A gain of $13.2 million was recorded on Aber's net debt position in the first half of the year, prior to the adoption of the US dollar as Aber's functional and reporting currency.

        Canadian dollar exposures in self-sustaining subsidiary financial position are recorded as a cumulative translation adjustment, a component of shareholders' equity. The opening balance of cumulative translation adjustment appearing on Aber's balance sheet was $17.5 million, recorded upon initial conversion of the Company's balance sheet to US dollars on August 1, 2003.

        Currently, the Company's most significant Canadian dollar cash requirement is for Diavik Mine operating and capital costs. As at January 31, 2004, the Company has entered into CDN/US dollar exchange contracts for gross Canadian dollar notional amounts aggregating $29.7 million with a US dollar conversion strike prices ranging from $1.30 to $1.35, expiring at various dates through to May 28, 2004. Additionally, subsequent to the end of the fiscal year, the Company completed an equity offering generating net Canadian dollar proceeds of CDN $71.6 million ($53.6 million). Aber expects the Company's Canadian dollar requirements for the ensuing year to be met from the above hedging arrangements and Canadian dollar cash holdings.

        Derivative financial instruments are utilized by the Company in the management of its foreign currency exposures. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

        The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, namely, major financial institutions who are also lenders under the syndicated Project Loan Facility.

        The Company's exchange contracts are valued based on a mark to market basis at spot rates on the last day of each financial reporting period. The fair value of the Company's long-term debt is estimated by reference to current market prices for other debt securities with similar terms and characteristics.

Income Taxes

        Aber recorded a tax provision of $1.2 million during the quarter, compared to a $0.4 million recovery during the comparable quarter of the prior year. On a year to date basis, Aber recorded a tax provision of $10.3 million compared to a recovery of $0.2 million recorded in the prior year. The fourth quarter's tax provision reflects a current tax provision on earnings in the quarter, together with Large Corporations Tax expense. The Company's future income tax provision reflects the revaluation of future income tax liabilities for reductions in future tax rates and the overall favourable effect of certain other changes in Canadian income and mining tax legislation, as substantively enacted during the second quarter of the year ended January 31, 2004.

Liquidity and Capital Resources

Working Capital

        The Company's working capital requirements include general operating expenses, compensation requirements, and operating and capital requirements for the Joint Venture. Working capital requirements are funded by proceeds from the sale of diamonds and from borrowings under the Company's debt facilities.

        During the year ended January 31, 2004, working capital increased to $60.3 million from $54.5 million as at January 31, 2003. In addition to contingency cash collateral and reserve amounts totalling $100.1 million, Aber also had $23.6 million in unrestricted cash and cash equivalents at January 31, 2004, of which $7.2 million was held at the Diavik Mine, compared to unrestricted cash and cash equivalents of $24.5 million as at January 31, 2003, of which $16.7 million was held at the Diavik Mine. The increase in working capital was substantially due to the increase in total cash resources from operating cash flows, as well as the inclusion of inventories in Aber's working capital since the commencement of commercial production at the Diavik Mine.

        The Company's working capital balance of $60.3 million incorporates the reclassification of $72.5 million of long-term debt to current debt, due to the repayment of a portion of the Project Loan Facility subsequent to year end. The working capital balance also includes the Company's $45.0 million contingency cash collateral account to be maintained in support of completion of the Diavik Mine as well as $55.1 million of sales proceeds deposited to loan reserve accounts as prescribed in the Project Loan Facility, as at January 31, 2004. The cash collateral and cash reserve amounts are required to be invested in either cash or short-term money market instruments.

Net Debt

        As at January 31, 2004, Aber had long-term debt in the amount of $150.3 million, which comprised $215.0 million borrowed under its $230.0 million Project Loan Facility as at January 31, 2004 less cash held in various collateral and reserve accounts which was used to repay in part the credit facilities subsequent to year end. The last draw on the Project Loan Facility was during the first quarter of the year ended January 31, 2004.

        Aber's long-term debt, net of cash resources, was $26.6 million at January 31, 2004, compared to $124.6 million at the beginning of the year. At the end of the prior year, Aber had drawn $187.0 million under the Project Loan Facility.

        Subsequent to the end of the fiscal year, Aber repaid a portion of the Project Loan Facility from cash collateral, cash reserves and from proceeds of amended financing arrangements comprising of a $100.0 million senior secured term facility and a $75.0 million senior secured revolving credit facility, concluded in March 2004. The amended facilities have underlying interest rates that, at the option of the Company, are either LIBOR plus a spread of 1.50% to 2.625%, or US Base Rate plus a spread of

0.50% to 1.625%. The financing arrangements were concluded with certain members of the Project Loan Facility lending syndicate.

        As at January 31, 2004, Aber was restricted in its use of proceeds from diamond sales as well as the use of the contingency cash collateral account until completion of the Diavik Mine, as defined under the Project Loan Facility. The terms of the Company's amended facilities continue to partially restrict Aber in its use of sales proceeds such that a loan reserve balance is required to be maintained based on a formula of anticipated Joint Venture cash calls and the Company's debt service requirements.

        The ratio of net debt (debt less cash resources) to net debt plus equity improved to 24% at January 31, 2004, from 33% at January 31, 2003.

Cash Flow from Operations

        During the quarter ended January 31, 2004, Aber generated $22.8 million in cash from operations, compared to $33.8 million in cash generated in the third quarter. As discussed above, the Company experienced a decrease in revenues (and a corresponding decrease in cash from operations) in the fourth quarter as compared to the third quarter as a result of a number of factors, including certain production specific factors and a decrease in the number of sales events held by Aber. Variations in revenues and operating cash flows are to a certain degree inherent in the Company's diamond marketing activity due to the cyclical nature of the Company's open market sales sight activities, and accordingly the Company expects that such variability will continue to occur on a quarter over quarter basis. The Company first reported operating cash flows from rough diamond commercial activity in the quarter commencing August 1, 2003.

        The Company expects that it will generate sufficient cash resources from operating cash flows, as well as from its amended credit facilities, to meet its current short and long-term working capital and other capital requirements.

Contractual Obligations

        The Company has contractual payment obligations with respect to long-term debt and through its participation in the Joint Venture, future site restoration costs at the Diavik Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating leases and operating purchase obligations, as administered by DDMI, the operator of the mine.

        The most significant contractual obligations for the ensuing five year period can be summarized as follows:

CONTRACTUAL OBLIGATIONS ($000s)	TOTAL	LESS THAN 1 YEAR	YEAR 2-3	YEAR 4-5	AFTER 5 YEARS
Long-term debt(a)	$223,075	$72,805	$90,700	$53,300	$6,270
Environmental and Participation Agreements(b)	70,781	24,784	17,262	19,979	8,756

Total contractual obligations	$293,856	$97,589	$107,962	$73,279	$15,026

(a)
Long-term debt presented in the foregoing table includes current and long-term portions. The Company may at any time prepay, in whole or in part, borrowings under the $100.0 million term facility or the $75.0 million revolving facility, in minimum amounts of $5.0 million. Scheduled amortization of the term facility is over ten equal consecutive semi-annual installments of $10.0 million commencing June 15, 2004. The revolving facility has mandatory reduction payments of $12.5 million semi-annually, commencing in 2006. Additionally, the term facility has mandatory prepayment requirements associated with any dividend payments made by the Company. The

  Company's first mortgage on real property has scheduled principal payments of $0.1 million monthly, and may be prepaid after 2009.

(b)
The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands.

Environmental and participation agreements presented in the foregoing table represent cumulative maximum funding commitments secured by letters of credit of the Joint Venture, of which Aber's share as at January 31, 2004 is $16.5 million.

(c)
In addition, in order to maintain its 40% interest in the Diavik Mine, the Company is obligated to fund the Joint Venture for 40% of its total expenditures on a monthly basis.

Financing Activities

        Aber funded its share of the costs of the Diavik Project, as well as marketing infrastructure initiatives, and costs relating to the Project Loan Facility for the year from the proceeds of diamond sales, which commenced during the second quarter of the year, and from loan draws during the first quarter of the year. Project Loan Facility draws amounted to $28.0 million during the year. Long-term debt repayments during the year represented scheduled repayments on the Company's first mortgage on real property. No principal repayments were made on the Project Loan Facility in place as at January 31, 2004. As noted above, the Project Loan Facility was refinanced by a $100.0 million senior secured term loan facility and a $75.0 million senior secured revolving credit facility, both with certain members of the previous lending syndicate. In this regard a partial repayment of the Project Loan Facility was made on March 3, 2004.

        Additionally, during the quarter ended January 31, 2004, accelerated amortization of deferred financing charges related to the $230.0 million Project Loan Facility was included in the Company's earnings statement, with $4.5 million of amortization included in interest and financing expenses during the quarter, compared to $2.3 million of amortization included in the third quarter. The accelerated amortization relates to that portion of the Project Loan Facility which was repaid, with $2.0 million of deferred costs relating to the portion that was continued remaining in deferred costs and other assets on the Company's balance sheet.

        During the year, a total of $11.0 million cash proceeds was received from the exercise of 1,296,562 stock options, compared to $0.4 million received in the prior year from the exercise of 55,350 stock options.

        At January 31, 2004, no balance was drawn under the operating revolving financing facility of Aber International N.V., the Company's Belgian subsidiary, at the Antwerpse Diamantbank N.V.

Investing Activities

        Investing activities with respect to deferred mineral property costs, deferred charges and capital assets totalled $41.1 million during the year, compared to $162.0 million in the prior year. The most significant investment in both years was for the Diavik Project. During the year ended January 31, 2004, Aber invested $39.0 million in the Diavik Mine for project commissioning operating activities and site construction including the production split facility. In the previous year, $147.9 million was spent on the Diavik Project, mainly for jet grouting of the dike embankment wall, the dewatering of the A-154 pit area, the pre-stripping of the A-154 pit and final construction and commissioning of the process and site infrastructure facilities.

        Investing activities with respect to mineral property expenditures, deferred charges and capital assets totalled $6.1 million during the fourth quarter, compared to $27.2 million in the corresponding quarter of the previous year during the active construction stage.

        In February 2001, Aber sold its interest in the Snap Lake Project to De Beers Canada Mining Inc. for $114.0 million.

Foreign Exchange Effect on Cash Balances

        The Company's cash resources are held in both CDN dollars and US dollars, although as at January 31, 2004, the substantial portion of the Company's cash resources was held in US dollars. As a result, with the strengthening of the CDN dollar relative to the US dollar compared to August 1, 2003, the date of change in functional and reporting currency, a positive impact has been recorded on the reported cash on the balance sheet. This impact, totalling $2.3 million to January 31, 2004, is reflected on the Consolidated Statements of Cash Flows under the foreign exchange effect on cash balances. In periods prior to the change in currency, the effect recorded has represented the impact of US dollar cash holdings reported in CDN dollars.

Outlook

        Based on a revision to the 2004 production forecast provided by DDMI, the operator of the Diavik Mine, the projected diamond production for calendar 2004 is expected to be in the mid to upper range of 7.0 to 8.0 million carats, as compared to the earlier forecast production of 8.2 million carats from the same quantity of processed ore. An ongoing program of delineation drilling of the A-154 South kimberlite pipe has identified a shell of low grade kimberlite mud surrounding the orebody and persisting to approximately the 320 metre bench level in the open pit. This low grade material will continue to dilute the grade of ore processed through a substantial period of 2004. Because the kimberlite mud has not been adequately recovered in earlier ore reserve estimation drilling, its diamond content, and therefore its dilutive effect, is not well understood.

        The 2004 production estimate is prepared on the basis of a processing rate of 1.7 million tonnes for 2004. The capacity of the processing plant, as designed, is 1.5 million tonnes per year. Operating experience during the ramp-up period to date suggests that 1.7 million tonnes may be viewed as an appropriately conservative estimate of current processing capacity, but management expects that the opportunity exists to expand this if various operational efficiencies are realized. With the recent addition of three haul trucks, the mining capacity is no longer a production limitation. The mine operations will continue to ramp up during 2004 and the ultimate processing capacity has yet to be determined.

        During June 2003, a sample of 11,771 carats was taken from the top of the A-154 North kimberlite pipe orebody, and processed through the processing plant, producing diamonds with a value of $82 per carat as compared with the feasibility study estimate of $33 per carat. This substantial increase in value, combined with other engineering considerations, has led to a fundamental reconsideration of the mine plan. The work on the mine plan will continue throughout this year. An evaluation will be made of the various combinations of open pit and underground development with the objective of maximizing revenue within the context of mine life and capital requirements. The diamond market itself does not constrain production rates in the context of a reasonable range of production scenarios.

        Exploration efforts on the broader Diavik property have been stepped up this year in an effort to extend mine life and/or capacity beyond the current 20-year estimate. A total of 62 kimberlite pipes are now known on the property of which four are incorporated in the current mine plan. On a 100% basis, a $6.0 million exploration budget has been assigned to the coming year which will include the pilot plant processing of two mini-bulk samples collected last year. The A-21 kimberlite pipe has a feasibility study diamond price estimate of only $28 per carat based on a very small sample. In light of the improvement in the A-154 North price estimate resulting from a larger sample, a program to extract a larger sample from A-21 kimberlite pipe is also planned for this year.

        Aber has been fortunate to join the diamond marketplace at a time of expanding demand, particularly for the type of product produced by the Diavik Mine. The market leader, De Beers, had sold down a substantial stockpile over the preceding three years thereby conditioning market demand to be in excess of mine supply by an amount which Aber estimates to be about $1.0 billion per year. The Diavik Mine only partially fills that gap and the shortfall is translating into rising prices across an increasingly broad range of the many diamond categories that constitute any mine's production. The Diavik Mine product is well suited to providing the raw material for the white diamonds, particularly in square models, such as princess cuts, that are currently much in demand, especially in the US market that now accounts for half of world diamond consumption. Emerging middle class diamond consumption in both India and China is providing an extra stimulus to a market underpinned by continuing recovery in the traditional marketplaces of the US and Japan. Aber is already seeing shortages in some key diamond items and expects this to expand across other categories in the coming months.

        With the amended credit facilities now in place subsequent to year end, the Company plans to formulate a dividend policy during the fiscal year ending January 31, 2005.

        On April 2, 2004, the Company announced the acquisition of a 51% interest in Harry Winston. The Company has purchased its interest for $85.0 million, of which $20.3 million is in the form of a direct equity investment in Harry Winston. The total purchase price payable by the Company is payable in instalments, with $40.0 million paid on closing of the transaction and the balance to be paid over the one year period following closing. The Company also has the option to purchase the remaining 49% interest in Harry Winston on the sixth anniversary of the closing at the then fair market value of such interest, failing which the other principal shareholders of Harry Winston will have the ability to institute a process for the sale of Harry Winston as an entity (including the Company's 51% interest). The Company expects the acquisition to dilute Aber's earnings in the first year, be neutral in year two and accretive thereafter. In contrast to a mining project, with revenues dependent on a depleting resource, a business such as Harry Winston has a potentially unlimited life and therefore strong residual value. In conjunction with Aber's investment, a new $60.0 million credit facility has been arranged by Harry Winston with a consortium of banks led by ABN Amro Bank N.V.

Critical Accounting Estimates

        Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. Certain of the policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on Aber's reported results or financial position. The following discussion outlines the accounting policies and practices that are critical to determining Aber's financial results.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.

        The most significant estimates relate to the valuation of deferred mineral property costs and future site restoration costs. Management makes significant estimates related to the measurement of reclamation obligations and the timing of the related cash flows and future income tax liabilities. Such timing and measurement uncertainty could have a material effect on the reported results of operations and the financial position of the Company.

        Actual results could differ materially from those estimates in the near term.

Deferred Mineral Property Costs and Mineral Reserves

        Aber capitalizes all direct development and pre-production costs relating to mineral properties and amortizes such costs on a unit-of-production basis upon commencement of commercial production relating to the underlying property. Aber has determined that commercial production related to the Diavik Mine was achieved during the fiscal year ended January 31, 2004. Deferred mineral property costs are amortized based on estimated proven and probable reserves at the property.

        On an ongoing basis, the Company evaluates deferred costs relating to each property to ensure that the estimated recoverable amount exceeds the carrying value. Based on the Diavik Mine's latest projected open pit life from the mine plan and diamond prices from the Diavik Project feasibility study, there is no requirement to write down deferred mineral property costs.

        The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels, and diamond prices. Changes in reserve estimates can impact the evaluation of net recoverable deferred costs.

Future Site Restoration Costs

        The Company has obligations for future site restoration costs. The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company adopted Section 3110, "Accounting for Asset Retirement Obligations", effective November 1, 2003 and as at January 31, 2004, estimates of all legal obligations at the Joint Venture level have been included in the consolidated financial statements of the Company. Processes to track and monitor these obligations are carried out at the Joint Venture level.

Income Tax

        The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

        Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period during which the change in tax rates is considered to be substantively enacted.

Risks and Uncertainties

        Aber is subject to a number of risks and uncertainties as a result of its operations, including without limitation the following risks:

Nature of Mining

        The operation of the Diavik Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface or underground conditions, processing problems, mechanical equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Such risks could result in: personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays in mining production; monetary losses; and possible legal liability. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, flooding or other conditions, may be encountered in the drilling and removal of ore.

        The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and unanticipated transportation costs. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company's profitability.

Joint Venture

        The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint venture between DDMI (60%) and Aber Diamond Mines Ltd. (40%), and is subject to the risks normally associated with the conduct of joint ventures. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. DDMI has a 60% interest in the Diavik Mine and has a controlling vote in virtually all Joint Venture management decisions respecting the development of the Diavik Mine and the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and is therefore able to impose capital expenditure requirements on the Company, which the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company's interest in the Diavik Mine and the Diavik group of mineral claims being diluted.

Regulatory and Environmental Risks

        The operation of the Diavik Mine and exploration activities at the Diavik project are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company, increase costs and/or cause a reduction in levels of production from the Diavik Mine.

        Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent Aber is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Resource and Reserve Estimates

        The Company's figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of future drilling, testing or production levels. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

        Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Licences and Permits

        The operation of the Diavik Mine and exploration on the Diavik property requires licences and permits from the Canadian government. There can be no guarantee that Aber and/or DDMI, the Company's joint venture partner and the operator of the Diavik Mine, will be able to obtain or maintain all necessary licences and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

Diamond Prices

        The profitability of Aber is dependent upon production from the Diavik Mine. The value of the production from the Diavik Mine will be significantly affected by changes in the worldwide market price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including the influence of the world's largest diamond producer, De Beers Consolidated Mines Ltd.

Insurance

        Aber's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of processed diamonds, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine and Aber's operations, the insurance in place will not cover all the potential risks associated with the operations of the Company or the Diavik Mine. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Currency Risk

        Currency fluctuations may affect the Company's financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company now reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Aber's currency exposure relates primarily to expenses and obligations incurred in Canadian dollars. The appreciation of the Canadian dollar against the US dollar will therefore increase the expenses of the Diavik Mine relative to the revenue Aber will receive from diamond sales.

        From time to time the Company uses a limited number of derivative financial instruments to manage its foreign currency exposure.

Reliance on Skilled Employees

        Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine.

        Aber's success at marketing diamonds is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company's inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds.

Acquisition of Harry Winston

        The Company has recently completed the acquisition of a 51% interest in Harry Winston. As a result of this acquisition, the Company will be required to expand its senior management team, as well as its administrative and operations staff. The Company will now also be exposed to risks associated with the business of a luxury goods diamond and jewelry retailer, including, but not limited to, the following risks: seasonality, sensitivity to general economic trends and conditions, particularly with respect to the US and Japanese economy and risks relating to declines in consumer spending. The Company will also be exposed to the risk of competition from other luxury goods diamond and jewelry retailers, many of which have greater economic resources than Aber and its co-owners of Harry Winston.

Recently Issued Accounting Standards

Consolidation of Variable Interest Entities

        The CICA issued accounting guideline AcG-15, "Consolidation of Variable Interest Entities", which will be effective for the Company's fiscal year beginning on February 1, 2005. The Guideline provides guidance as to when to apply consolidation principles to certain entities that are subject to control on a basis other than ownership of voting shares and thus determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a variable interest entity) in its consolidated financial statements. Variable interest entities include special purpose entities and other organizations with little or no equity or where the equity owners are not able to make meaningful decisions about the entities. The Company has concluded that it has no variable interest entities as at January 31, 2004.

Generally Accepted Accounting Principles

        The CICA recently issued Handbook Section 1100, "Generally Accepted Accounting Principles". The section establishes standards for financial reporting in accordance with generally accepted accounting principles ("GAAP"). It clarifies the relative authority of various accounting pronouncements and other sources of guidance with GAAP. The standard also eliminates "industry practice" as a possible source of reference. The standard is effective for years beginning on or after October 1, 2003. The Company has adopted this standard for the year ended January 31, 2004.

Outstanding Share Information

AS AT JANUARY 31, 2004

Authorized	—	unlimited
Issued and outstanding shares	—	55,933,232
Fully diluted*	—	56,302,942
Weighted average outstanding shares	—	55,136,766
Options outstanding	—	2,514,738

*
Fully diluted shares outstanding under the treasury stock method.

Additional Information

        Additional information relating to the Company, including the Company's most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company's website at www.aber.ca.

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  Exhibit 2